SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 2)

                            SALES ONLINE DIRECT, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
                         (Title of Class of Securities)

                                    794661108
                                 (CUSIP Number)

       Michael A. Refolo, Esquire, Bowditch & Dewey, LLP, P.O. Box 15156,
                            Worcester, MA 01615-0156
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)


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CUSIP No. 794661108                     13D                        Page 2 of 8
================================================================================

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Gregory Rotman
================================================================================

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)  X

================================================================================

3.    SEC Use Only

================================================================================

4.    Source of Funds (See Instructions) .

        OO

================================================================================

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

================================================================================

6.    Citizenship or Place of Organization

        United States

================================================================================

Number of        7. Sole Voting Power 12,309,005
Shares
Beneficially     8. Shared Voting Power
Owned by
Each             9. Sole Dispositive Power 12,309,005
Reporting
Person With     10. Shared Dispositive Power

================================================================================

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

        12,309,005

================================================================================

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

================================================================================

13.   Percent of Class Represented by Amount in Row 11

        9.4%

================================================================================

14.   Type of Reporting Person (See Instructions)

        IN

================================================================================

CUSIP No. 794661108                     13D                        Page 3 of 8

================================================================================

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Richard Rotman

================================================================================

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b) X

================================================================================

3.    SEC Use Only

================================================================================

4.    Source of Funds (See Instructions)

        OO

================================================================================

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

================================================================================

6.    Citizenship or Place of Organization

        United States

================================================================================

Number of         7. Sole Voting Power 14,155,451
Shares
Beneficially      8. Shared Voting Power
Owned by
Each              9. Sole Dispositive Power 14,155,451
Reporting
Person With      10. Shared Dispositive Power

================================================================================

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

        14,155,451

================================================================================

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

================================================================================

13.   Percent of Class Represented by Amount in Row 11

        10.8%

================================================================================

14.   Type of Reporting Person (See Instructions)

        IN

================================================================================

CUSIP No. 794661108                     13D                        Page 4 of 8

This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of Gregory Rotman, Richard Rotman, Marc Stengel and Hannah Kramer with the Securities and Exchange Commission on March 8, 1999, and with respect to an amendment filed by Gregory Rotman, Richard Rotman, and Andrew Pilaro filed on July 21, 2000. This amendment excludes Andrew Pilaro from being deemed part of a group. Andrew Pilaro is a Director of Sales Online Direct, Inc.

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Shares") of Sales Online Direct, Inc., a Delaware corporation (the "Issuer") pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 4 Brussels Street, Worcester, MA 01610.

Item 2.  Identity and Background

I.       (a)   Gregory Rotman

         (b)   4 Brussels Street, Worcester, MA 01610

         (c)   President and Director of Issuer

         (d)   No.

         (e)   No.

         (f)   U.S.

II.      (a)   Richard Rotman

         (b)   4 Brussels Street, Worcester, MA 01610

         (c)   Vice President, Treasurer, Secretary, and Director of Issuer

         (d)   No.

         (e)   No.

         (f)   U.S.

CUSIP No. 794661108                     13D                        Page 5 of 8


Item 3.  Source and Amount of Funds or Other Consideration

         (a) The information regarding Gregory Rotman and Richard Rotman reported in Items 1-3, 5, and 6 of their initial schedule 13d is hereby incorporated by reference.

               On October 11, 2002, the Issuer issued options to each of Gregory Rotman and Richard Rotman for the purchase of 10,000,00 shares each, at a purchase price of $.041 per share. No options have been exercised. For each of Gregory Rotman and Richard Rotman, the options vest according to the following schedule:

               April 11, 2003                        4,000,000
               October 11, 2003                      3,000,000
               October 11, 2004                      3,000,000

Item 4.  Purpose of Transaction

               Gregory Rotman is President and Chief Executive Officer, and Richard Rotman is Vice President, Chief Financial Officer and Secretary of Issuer (collectively, the "Reporting Persons"). The Reporting Persons serve as Directors of the Issuer, along with Andrew Pilaro.

               The Reporting Persons disclaim the existence of a group. The Reporting Persons have no contracts, arrangements, understandings, or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including, but not limited to, the transfer or voting of any of the Shares.

               The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. As directors and officers of the Issuer, however, and in the exercise of their fiduciary duty, the Reporting Persons will from time to time review all opportunities available to the Issuer, including any of the actions listed above.

CUSIP No. 794661108                     13D                        Page 6 of 8

Item 5.  Interest in Securities of the Issuer

         (a) As of February 11, 2003, each of the Reporting Persons owned the number of Shares listed below. The percentage of class is computer on the basis of 131,520,472 issued and outstanding Shares as of February 11, 2003

               Name                        Number of Shares      % of Class

               Gregory Rotman                 12,309,005*              9.4%
               Richard Rotman                 14,155,451*             10.8%


               *Includes option to purchase 4,000,000 shares of common stock of the Issuer at $.041 per share, which shares may vest within 60 days from the date hereof.

         (b) Each Reporting Person has voting and dispositive power with respect to all Shares held by such person.

         (c) During the sixty-day period ended as of the date hereof, no Reporting Person has purchased any Shares in the open market.

         (d) No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               The parties entered into an agreement to File Joint Schedule 13D. Except with respect to such agreement, as described above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including, but not limited to, the transfer or voting of any of the Shares.

Item 7. Material to be Filed as Exhibits

               The following exhibit is attached to this Schedule 13D:

               Agreement to File Joint Schedule 13D dated February 11, 2003

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CUSIP No. 794661108                     13D                        Page 7 of 8

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2003

                                                     /s/ Gregory Rotman
                                                     ---------------------------
                                                     Gregory Rotman


                                                     /s/ Richard Rotman
                                                     ---------------------------
                                                     Richard Rotman

CUSIP No. 794661108                     13D                        Page 8 of 8

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

      Each of the undersigned hereby affirms and agrees that this 13D is filed on his behalf.

Dated:   February 11, 2003

                                                     /s/ Gregory Rotman
                                                     ---------------------------
                                                     Gregory Rotman


                                                     /s/ Richard Rotman
                                                     ---------------------------
                                                     Richard Rotman